UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

IKONICS Corporation

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

45172K102

(CUSIP Number)

David Elliot Lazar

Activist Investing LLC

1185 Avenue of the Americas, 3rd Floor

New York, New York 10036

(646) 768-8417

Spencer G. Feldman

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45172K102

1	NAME OF REPORTING PERSON

CUSTODIAN VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Wyoming
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		162,770
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

162,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

162,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 45172K102

1	NAME OF REPORTING PERSON

DAVID ELLIOT LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		30,738
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		162,770
PERSON WITH	9	SOLE DISPOSITIVE POWER

30,738
	10	SHARED DISPOSITIVE POWER

162,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

193,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 45172K102

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. This Amendment No. 1 is being filed to correct certain information in the initial 13D filing.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As described further below in Item 4, Activist Investing is not a member of the Section 13(d) group and as of the date of the filing of the Schedule 13D did not any Shares of the Issuer. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

This Amendment No. 1 is filed to correct certain information set forth in the Schedule 13D, which was filed with the Securities and Exchange Commission on November 2, 2020. Amendment No. 1 is hereby correcting that the 7,500 shares owned by Activist Investing referenced in the Schedule 13D were in fact subsumed by Mr. Lazar and were therefore not owned directly by Activist Investing. At no time has Activist Investing, Custodian and Mr. Lazar collectively beneficially owned more than 193,508 Shares of the Issuer. Subsequent to the filing of the Schedule 13D, the ownership in the Issuer of Activist Investing, Custodian and Mr. Lazar has not changed.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 1,977,104 Shares outstanding, which is the total number of Shares outstanding as of March 5, 2021, as reported in the Issuer’s Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on March 23, 2021.

A.	Custodian
(a)	As of the date hereof, Custodian directly beneficially owned 162,770 Shares.

Percentage: Approximately 8.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 162,770
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 162,770

(c)	Custodian has not entered into any transactions in the Shares during the past sixty days.
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CUSIP No. 45172K102

B.	Mr. Lazar
(a)	As of the date hereof, Mr. Lazar directly beneficially owned 30,738 Shares, including 12,967 Shares held in a 401(k) Account and 2,771 Shares held in an IRA Account in his name. Mr. Lazar, as the sole member and Chief Executive Officer of Custodian, may be deemed the beneficial owner of the 162,770 Shares owned by Custodian.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 30,738
2. Shared power to vote or direct vote: 162,770
3. Sole power to dispose or direct the disposition: 30,738
4. Shared power to dispose or direct the disposition: 162,770

(c)	Mr. Lazar has not entered into any transactions in the Shares during the past sixty days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On April 6, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 1 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent as required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

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CUSIP No. 45172K102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2021

ACTIVIST INVESTING LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

CUSTODIAN VENTURES LLC

By:	/s/ David Elliot Lazar
	Name:	David Elliot Lazar
	Title:	Chief Executive Officer

/s/ David Elliot Lazar
David Elliot Lazar

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